Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Enhanced Municipal Credit
Opportunities Fund f/k/a Nuveen Dividend
Advantage Municipal Fund 3



The Board of the above referenced Fund approved changes to the Funds investment policies regarding AMT securities. The Fund added an AMT policy that the Fund will invest no more than 20% in AMT-eligible municipal securities.